CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,701,000	$66.85

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $381,459.20 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $66.85 offset against the registration fee due for this offering and of which $381,392.35 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1050 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 116-I dated February 11, 2008	Registration Statement No. 333-130051 Dated February 26, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,701,000 5.50% (equivalent to 11.00% per annum) Reverse Exchangeable Notes due August 29, 2008 Linked to the Financial Select Sector SPDR® Fund

General

  The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Financial Select Sector SPDR® Fund or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Index Fund, be willing to accept the risks of owning interests in exchange traded funds in general and the Financial Select Sector SPDR® Fund, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 5.50% (equivalent to 11.00% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Index Fund and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount ($6.86 initially) during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 29, 2008*.
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced February 26, 2008 and are expected to settle on or about February 29, 2008.

Key Terms

Index Fund:	Financial Select Sector SPDR® Fund (the “Index Fund”)
Tracking Index:

The Financial Select Sector Index (the “Tracking Index”). For additional information, see “Selected Purchase Considerations — Return Linked to the Financial Select Sector SPDR Fund” and “Selected Risk Considerations — The Performance of the Index Fund May Not Correlate to the Performance of the Tracking Index.”

Interest Rate:	5.50% (equivalent to 11.00% per annum), paid monthly and calculated on a 30/360 basis.
Protection Amount:	$6.86, which is equal to 25.00% of the Initial Share Price, subject to adjustments.
Maturity Date:	August 29, 2008*
Observation Date:	August 26, 2008*
CUSIP:	48123MUD2
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the last calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing March 31, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Index Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.

Monitoring Period:	The period from the pricing date to and including the Observation Date.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	$27.44, which is the closing price of one share of the Index Fund on the American Stock Exchange on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the American Stock Exchange on the Observation Date.
Share Adjustment Factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 116-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 116-I.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 116-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$28.04	$971.96

Total	$1,701,000	$41,527.24	$1,659,472.76

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $28.04 per $1,000 principal amount note on $1,481,000 aggregate principal amount notes sold in this offering and will use a portion of that commission to pay selling concessions to other dealers of $21.52 per $1,000 principal amount note. The concessions of $21.52 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 116-I. JPMSI did not receive any commission or pay any concessions on $220,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.

The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors in this offering. JPMSI will retain the unsold portion of this offering of $220,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 26, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 116-I dated February 11, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 11, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 116-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 116-I dated February 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000854/e30300_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 5.50% (equivalent to 11.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 5.50% (equivalent to 11.00% per annum) over the term of the notes. Interest will be payable monthly in arrears on the last calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing March 31, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of one share of the Index Fund does not decline, as compared to the Initial Share Price, by more than the Protection Amount ($6.86 initially) on any day during the Monitoring Period. However, if the Final Share Price declines from the Initial Share Price and the closing price of one share of the Index Fund on any day during the Monitoring Period has declined by more than the Protection Amount ($6.86 initially), you could lose the entire principal amount of your notes.
  RETURN LINKED TO THE FINANCIAL SELECT SECTOR SPDR® FUND — The return on the notes is linked to the Financial Select Sector SPDR® Fund. The Index Fund is an exchange-traded fund that trades on the American Stock Exchange LLC, or AMEX and is managed by SSgA Funds Management, Inc. (“SSFM”). The Index Fund seeks investment results that, before expenses, generally correspond to the price and yield performance of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index, which we refer to as the Tracking Index. The Tracking Index measures the performance of the financial services sector of the U.S. equity market, as defined by the S&P 500® Index. The Tracking Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. For additional information about the Index Fund and the Tracking Index, see the information set forth under “The Financial Select Sector SPDR® Fund” in the accompanying product supplement no. 116-I.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 116-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat approximately 27.18% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Financial Select Sector SPDR® Fund	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Tracking Index or any of the equity securities held by the Index Fund or included in the Tracking Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 116-I dated February 11, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount ($6.86 initially) on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund declines below the Initial Share Price minus the Protection Amount ($6.86 initially), you will be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price, as compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Index Fund subsequently recovers such that the Index Fund is above the Initial Share Price minus the Protection Amount ($6.86 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE INDEX FUND — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount ($6.86 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Index Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Index Fund during the term of the notes.
  NO AFFILIATION WITH THE INDEX FUND — We are not affiliated with the issuer of the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Tracking Index contained in this pricing supplement or in product supplement no. 116-I. You should make your own investigation into the Index Fund and the Tracking Index. We are not responsible for the Index Fund’spublic disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Tracking Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the AMEX and a number of similar products have been traded on the AMEX and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSFM is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that the SSFM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSFM may invest up to 5% of the Index Fund’s assets in securities not included in the Tracking Index but which SSFM believes will help the Index Fund track the Tracking Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Financial Select Sector SPDR® Fund	PS-2
  THE PERFORMANCE OF THE INDEX FUND MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKING INDEX — The Index Fund will generally invest in all of the equity securities included in the Tracking Index. There may, however, be instances where SSFM may choose to overweight another stock in the Tracking Index, purchase securities not included in the Tracking Index that SSFM believes are appropriate to substitute for a security included in the Tracking Index or utilize various combinations of other available investment techniques in seeking to track accurately the Tracking Index. In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Tracking Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Tracking Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Tracking Index. For additional information about the variation between the performance of the Index Fund and the performance of the Tracking Index, see the information set forth under “The Financial Select Sector SPDR® Fund” in the accompanying product supplement no. 116-I.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index Fund and the Tracking Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund, the Tracking Index and the notes.
  THE INDEX FUND IS CONCENTRATED IN THE FINANCIAL SERVICES SECTOR — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary line of business is directly associated with the financial services sector. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers.
  HEDGING AND TRADING IN THE INDEX FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Index Fund, the equity securities held by the Index Fund or included in the Tracking Index or instruments related to the shares of the Index Fund. We or our affiliates may also trade in the shares of the Index Fund or instruments related to the shares of the Index Fund from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the shares of the Index Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 116-I.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Financial Select Sector SPDR® Fund	PS-3

Historical Information

The following graph sets forth the historical performance of the shares of the Index Fund based on the weekly closing price of one share of the Index Fund from January 3, 2003 through February 22, 2008. The closing price of one share of the Index Fund on February 26, 2008 was $27.44. We obtained the closing prices and other information below from Bloomberg Financial Markets without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Index Fund has experienced significant fluctuations. The historical performance of the shares of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Index Fund during the term of the notes. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Index Fund or the equity securities held by the Index Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Index Fund or the equity securities held by the Index Fund.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Financial Select Sector SPDR® Fund	PS-4

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Index Fund declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$27.00	• the Protection Amount: $6.75
• the Interest Rate:	5.50% (equivalent to 11.00% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity**

$27.00	$54.00	$1,000.00

$13.50	$28.35	$1,000.00

$27.00	$27.00	$1,000.00

$20.25	$20.25	$1,000.00

$13.50	$25.65	$950.00

$13.50	$13.50	$500.00

$6.75	$6.75	$250.00

$0.00	$0.00	$0.00

**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Index Fund during the Monitoring Period was $13.50 but the Final Share Price is $28.35. Because the Final Share Price of $28.35 is greater than the Initial Share Price of $27.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Index Fund during the Monitoring Period was $13.50 and the Final Share Price is $25.65. Because the Final Share Price of $25.65 is less than the Initial Share Price of $27.00 and the closing price of one share of the Index Fund declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $25.65, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Index Fund does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Index Fund on the Observation Date is $13.50, a decline of more than the Protection Amount. Because the Final Share Price of $13.50 is less than the Initial Share Price of $27.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $13.50, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $20.25 is less than the Initial Share Price of $27.00 but does not decline by more than the Protection Amount and the closing price of one share of the Index Fund does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Index Fund has not declined by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $20.25 is less than the Initial Share Price of $27.00.

Regardless of the performance of the Index Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $55.00 over the term of the notes. The Cash Value, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $27.44 and the Protection Amount was $6.86, in each case subject to adjustments.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Financial Select Sector SPDR® Fund	PS-5